

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Ann Marie Sastry
Chief Executive Officer
Amesite Inc.
607 Shelby Street, Suite 700 PMB 214
Detroit, MI 48226

> **Re: Amesite Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed April 28, 2023**
> **File No. 333-270512**

Dear Ann Marie Sastry:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2023 letter.

Amendment No. 1 to Form S-1 filed April 28, 2023

Selling Stockholders, page 12

1. We note your revised disclosure in response to prior Comment One. FINRA's broker-dealer database identifies Mr. Garlikov as a broker-dealer. Please confirm the status of Mr. Garlikov and revise the disclosure accordingly.

Incorporate of Documents by Reference, page 20

2. We note your revised disclosure in response to prior Comment Two and reissue our comment in part. Please revise to specifically incorporate by reference your current report on Form 8-K filed March 10, 2023.

Please contact Mariam Mansaray, Staff Attorney at 202-551-6356 or Matthew Crispino, Staff Attorney at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard A. Friedman, Esq.